UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ROCKET LAB USA, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39560	98-1550340
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3881 McGowen Street
Long Beach, California		90808
(Address of Principal Executive Offices)		(Zip Code)

Arjun Kampani	(714) 465-5737

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.
☐Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Rocket Lab USA, Inc. (including its consolidated subsidiaries, the “Company”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period from January 1, 2023 to December 31, 2023 (the “Reporting Period”).

For the Reporting Period, the Company conducted, in good faith, a reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals (as defined in Item 1.01(d)(3) of Form SD), that are necessary to the functionality or production of products that the Company manufactures or contracts to manufacture (the “Minerals”). The inquiry was reasonably designed to determine if the Minerals originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) or are from recycled or scrap sources.

Conflict Minerals Disclosure

Based on the results of our RCOI, we have reason to believe that certain Minerals contained in our products for the Reporting Period may have originated in the Covered Countries and may not have been from recycled or scrap sources. We therefore conducted due diligence on the source and chain of custody of these Minerals and prepared a Conflict Minerals Report. A copy of the Company’s Conflict Minerals Report for the Reporting Period is publicly available at https://investors.rocketlabusa.com.

Item 1.02 Exhibit

The Company’s Conflict Minerals Report for the Reporting Period is filed as Exhibit 1.01 hereto.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not Applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

List below the following exhibit filed as part of this report.

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROCKET LAB USA, INC.

Date:	May 31, 2024	By:	/s/ Arjun Kampani
Arjun Kampani Senior Vice President, General Counsel and Corporate Secretary